# FAMILY MANAGEMENT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2021

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-50618 |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                                MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  Family Management Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer      ☐Security-based swap dealer      ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 Madison Avenue, 19th Floor

(No. and Street)

| New York | NY | 10022 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Andrea Tessler | 212-872-6320 | ATessler@FamilyManage.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Eisner Amper LLP

(Name – if individual, state last, first, middle name)

| 733 Third Avenue | New York | NY | 10017 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/29/2003 | | | 274 |
| --- | --- | --- | --- |
| (Date of Registration with PCAOB)(if applicable) | | | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Andrea Tessler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Family Management Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHARLES A. HAYDEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6385537
Qualified in New York County
My Commission Expires 01-07-2023

Signature: [signature]

Title:
Managing Member

[signature] 2-17-22
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# FAMILY MANAGEMENT SECURITIES, LLC

## CONTENTS

**EisnerAmper LLP**
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Family Management Securities, LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Family Management Securities, LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*EisnerAmper LLP*

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 18, 2022



# Family Management Securities, LLC

**Statement of Financial Condition**
**December 31, 2021**

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | $ | 56,600 |
| **Receivables from clearing broker,** including clearing deposit of $150,038 | | 617,320 |
| **Prepaid expenses and other assets** | | 29,659 |
| **Total Assets** | $ | 703,579 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 25,837 |
| Payable to affiliate | | 5,275 |
| **Total Liabilities** | | 31,112 |
| **Members' equity** | | 672,467 |
| **Total Liabilities and Members' Equity** | $ | 703,579 |

See Accompanying Notes to Statement of Financial Condition.

# FAMILY MANAGEMENT SECURITIES, LLC

**NOTES TO STATEMENT OF FINANCIAL CONDITION**

---

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

Family Management Securities, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on April 27, 1998. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") that introduces brokerage accounts on a fully disclosed basis to a clearing broker.

*Basis of Presentation*

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

*Receivables from Clearing Broker*

The receivables from clearing broker arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firm and includes cash and net amounts receivable for securities transactions that have not settled.

*Allowance for Credit Losses*

Financial Instruments - Credit Losses ("ASC Topic 326") impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The credit risk associated with receivables from clearing broker is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of and for the year ended December 31, 2021.

*Use of Estimates*

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

*Fair Value of Financial Instruments*

At December 31, 2021, the carrying value of the Company's financial instruments, such as, receivables from clearing broker, prepaid expenses and other assets, approximate their fair values due to the nature of their short term maturities and are categorized as level 2 investments.

# FAMILY MANAGEMENT SECURITIES, LLC

**NOTES TO STATEMENT OF FINANCIAL CONDITION**

---

**1. Nature of business and summary of significant accounting policies (continued)**

*Income Taxes*

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City unincorporated business tax.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

**2. Net capital requirement**

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was approximately $643,000 which was approximately $543,000 in excess of its minimum net capital requirement of $100,000.

**3. Off-balance sheet risk**

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivables from the clearing broker are pursuant to this clearance agreement and include a clearing deposit of $150,038.

**4. Concentrations of credit risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2021.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterpart, primarily broker-dealers, banks and other financial institutions, with which it conducts business.

# FAMILY MANAGEMENT SECURITIES, LLC

**NOTES TO STATEMENT OF FINANCIAL CONDITION**

---

### 5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to exemptive provisions of sub paragraph (k)(2)(ii) as all customer transactions are cleared through a clearing broker on a fully disclosed basis.

### 6. Contingencies

In the normal course of business, the management of the Company, will consult with legal counsel, if it believes that there are any issues which might have a material effect on the financial condition. There are no issues to report.

### 7. Related party transactions

The Company has an agreement with Family Management Corporation ("FMC"), a related entity, whereby FMC provides certain administrative services and the use of certain office space in connection with the Company's operations. In exchange for these services and office space, the Company is billed a representative allocation of direct expenses based on square footage, human resources and other related factors. At December 31, 2021, the Company has a payable to affiliate of $5,275.

A majority of the Company's customers are referrals from FMC, an investment advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940.

### 8. Risks and uncertainties

COVID-19 continues to disrupt economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.